8-65677

UN
SECURITIES ANI
Wash

08031706

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65677

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Mail Processing Section
MAR 03 2008
Washington, DC
103

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Botsford Associates, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (do not use P.O. Box No.)

105 South Narcissus Avenue, Ste. 712
(No. and Street)

West Palm Beach	Florida	33401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Reuben B. Johnson, III (561) 515-3635
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 03 2008
BRANCH OF REGISTRATIONS AND
02 EXAMINATIONS

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Daszkal Bolton LLP
(Name – *if individual state last, first, middle name*)

2401 NW Boca Raton Boulevard	Boca Raton	Florida	33431
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAY 09 2008
THOMSON REUTERS

CHECK ONE:

X Certified Public Accountant
__ Public Accountant
__ Accountant not resident in United States or any of its possessions

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid control number

OATH OR AFFIRMATION

I, Reuben B. Johnson III swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Botsford Associates, LLC**, as of **December 31, 2007** are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Reuben B. Johnson III
Signature

Managing Director
Title

Mary L. Ahlgren
Notary Public

MARY LOU AHLGREN
MY COMMISSION # DD 616343
EXPIRES: December 5, 2010
Bonded Thru Notary Public Underwriters

This report** contains (check all applicable boxes):

_X_ (a) Facing page
_X_ (b) Statement of Financial Condition
_X_ (c) Statement of Income (Loss)
_X_ (d) Statement of Changes in Financial Condition
_X_ (e) Statement of Changes in Stockholders' equity or Partners' or Sole Proprietor's Capital
___ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
_X_ (g) Computation of Net Capital
_X_ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
___ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
_X_ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
___ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
_X_ (l) An Oath or Affirmation
___ (m) A copy of the SICP Supplemental Report
___ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DaszkalBolton LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Reuben B. Johnson III
Botsford Associates, LLC
West Palm Beach, Florida

We have audited the accompanying statement of financial condition of Botsford Associates, LLC (the "Company") as of December 31, 2007, and the related statement of operations and member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Botsford Associates, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Daszkal Bolton LLP

Boca Raton, Florida
February 11, 2008

2401 NW Boca Raton Boulevard ◆ Boca Raton, Florida 33431-6632 ◆ t: 561.367.1040 ◆ f: 561.750.3236
2401 PGA Boulevard, Suite 196 ◆ Palm Beach Gardens, Florida 33410-3500 ◆ t: 561.622.8920 ◆ f: 561.624.1151
2700 West Cypress Creek Road, Suite D126 ◆ Fort Lauderdale, Florida 33309-1751 ◆ t: 954.974.3544 ◆ f: 954.974.3680

BOTSFORD ASSOCIATES, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007

ASSETS

Cash	$	28,248
Property and equipment, net		2,999
Security deposit		1,200
Total assets	$	32,447

LIABILITES AND MEMBER'S EQUITY

Accounts payable		31
Member's equity		32,416
Total liabilities and member's equity	$	32,447

See accompanying notes to financial statements

END